

82-34812

March 18, 2005



Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

(For) Corey C. Ruttan
Director of Corporate Finance and Investor Relations



NEWS RELEASE

PETROBANK ANNOUNCES YEAR END RESULTS INCLUDING A $16.6 MILLION GAIN ON DISPOSITION AND $5.21 PER SHARE NET ASSET VALUE

Calgary, Alberta – March 18, 2005 – Petrobank Energy and Resources Ltd. ("Petrobank") is pleased to announce fourth quarter and year-end financial and operating results.

HIGHLIGHTS

2004 was a year focused on asset enhancement and the disposition of certain mature properties. We have entered 2005 with a strong balance sheet, an excellent portfolio of opportunities and a solid base of production and reserves. Some of the transactions that we completed in 2004 include the following:

- In January 2004, Petrobank sold the Company's Wapella property, which produced 1,324 barrels of oil per day (bopd) in the fourth quarter of 2003, for net proceeds of $35.5 million.

- We sold the Epping, Edmonton, Swimming and Wetaskiwin properties during 2004 that produced at a combined rate of approximately 250 boe per day (boepd) at the time of their disposition for total proceeds of $11.4 million.

- The Company realized a $16.6 million gain on the disposition of several properties, including Nevis, Rainbow, Shekilie, Lashburn, Eyehill and Red Jacket, in December 2004. Net proceeds totaled $96.1 million for these properties that were producing approximately 2,700 boepd. The proceeds were partially used to eliminate bank debt and in January 2005 to repurchase subordinated notes with a face value of $14.3 million.

Despite these significant property dispositions, which generated total proceeds of $143.0 million, consolidated average production remained consistent with the prior year at 5,790 boepd. Fourth quarter production averaged 5,552 boepd compared with 7,255 boepd (5,931 boepd excluding production from Wapella) in the comparable 2003 period.

Cash flow from operations increased by 11 percent in 2004 to $32.4 million despite the negative impact of hedging losses. Cash flow per share of $0.43 per share for the year was consistent with 2003. Hedging losses totaled $11.5 million for the year and $3.6 million in the fourth quarter, negatively impacting earnings and cash flow from operations. These hedges expired on December 31, 2004. Without these hedging losses, cash flow per share would have increased by 49 percent to $0.64 for 2004 and by 88% to $0.15 in the fourth quarter

Petrobank recorded fourth quarter net income of $8.6 million compared to an $18.5 million net loss in the comparable 2003 period. The improvement was primarily due to the $16.6 million gain recorded in the current period and the $16.9 million impairment charge recorded in 2003. Capital expenditures in 2004 totaled $47.9 million ($30.4 million in Canada, $13.9 million in Latin America, and $3.6 million in the Heavy Oil Business Unit) and proceeds from dispositions totaled $143.0 million, for net proceeds of $95.1 million.



Other key highlights of 2004 include:

- Net debt decreased from $151.0 million at the end of 2003 to $35.2 million at the end of 2004.
- Year-end Canadian proved plus probable reserves were 9.2 mmboe with a before-tax NPV 10% of $108.4 million.
- Canadian proved plus probable reserves additions replaced production by more than 400%
- Year-end Colombian proved plus probable reserves increased 38% to 9.5 mmbbls and before-tax NPV 10% increased 61% to U.S.$98.1 million.
- December 31, 2004 net asset value is calculated to be $5.21 per share.

NET ASSET VALUE

(millions, except per share amounts) As at December 31,	2004
Proved and probable reserves, discounted at 10% before tax, forecast pricing	
Canada	$108.4
Colombia	117.7
Canadian Business Unit undeveloped land and seismic ($75/acre)	27.3
Heavy Oil Business Unit[1]	73.5
Working capital	60.7
Carrying value of 9% subordinated debt[2]	(95.9)
Net asset value	$291.7
Basic common shares outstanding	55.0
Basic net asset value per basic common share	$5.30
Diluted common shares outstanding[3]	56.6
Net asset value per diluted common share	$5.21

[1] The Heavy Oil Business Unit consists of: WHITESANDS Insitu Ltd. (WHITESANDS) and its pilot project; and Archon Technologies Ltd. (Archon) which holds the intellectual property rights to the THAI™ and CAPRI™ heavy oil recovery processes. No value has been attributed to Archon but in March 2005 the Company entered into an agreement to sell a 16% interest in WHITESANDS for $14 million which translates in to a $73.5 million value for Petrobank's remaining 84% interest. This transaction is expected to close in early April.

[2] At December 31, 2004, face value and trading value were $100.4 million and $94.9 million respectively.

[3] Based on year-end share price of $2.32 per share, assumes 1.6 million in-the-money stock options are exercised for proceeds of $3.2 million.

FINANCIAL & OPERATING HIGHLIGHTS

The following table provides a summary of Petrobank's financial and operating results for the three and twelve month periods ended December 31, 2004 and 2003. Audited consolidated financial statements with Management's Discussion and Analysis (MD&A) are available on our website at www.petrobank.com under the "Investor Relations - Financial Reports" section.

	Three months ended December 31, 2004	Three months ended December 31, 2003	% change	Years ended December 31, 2004	Years ended December 31, 2003	% change
Financial						
($000s, except where noted)						
Oil and natural gas revenue	**17,028**	20,540	**(17)**	**73,377**	67,504	**9**
Cash flow from operations [1]	**6,659**	8,701	**(23)**	**32,437**	29,258	**11**
Per share – basic ($) [2]	**0.08**	0.12	**(33)**	**0.43**	0.45	**(4)**
Per share – diluted ($) [2]	**0.08**	0.12	**(33)**	**0.43**	0.44	**(2)**
Net income (loss)	**8,580**	(18,468)		**8,506**	(14,919)	
Net income (loss) attributable to common shareholders	**6,630**	(20,248)		**833**	(23,339)	
Per share – basic and diluted ($)	**0.12**	(0.38)		**0.02**	(0.49)	
Capital expenditures	**14,272**	27,338	**(48)**	**47,901**	116,060	**(59)**
Net debt [3]	**35,183**	150,955	**(77)**	**35,183**	150,955	**(77)**
Common shares outstanding, end of period (000s)						
Basic	**54,956**	54,503	**1**	**54,956**	54,503	**1**
Diluted	**59,758**	59,599	**-**	**59,758**	59,599	**-**
Operations [4]						
Canadian operating netback ($/boe except where noted)						
Oil and NGL revenue ($/bbl) [5]	**19.53**	25.76	**(24)**	**25.42**	28.48	**(11)**
Natural gas revenue ($/mcf) [5]	**5.80**	5.89	**(2)**	**5.99**	6.44	**(7)**
Oil and natural gas revenue [5]	**29.90**	30.57	**(2)**	**31.84**	32.42	**(2)**
Royalties	**7.53**	5.12	**47**	**7.17**	6.56	**9**
Production expenses	**7.81**	7.55	**3**	**7.07**	7.48	**(5)**
Transportation expenses	**0.93**	0.85	**9**	**0.94**	0.82	**15**
Operating netback	**13.63**	17.05	**(20)**	**16.66**	17.56	**(5)**
Colombian operating netback ($/bbl)						
Oil revenue	**46.45**	31.66	**47**	**43.70**	32.22	**36**
Royalties	**3.71**	2.53	**47**	**3.51**	2.56	**37**
Production expenses	**7.08**	15.62	**(55)**	**7.67**	10.48	**(27)**
Operating netback	**35.66**	13.51	**164**	**32.52**	19.18	**70**
Average daily production						
Canada - oil and NGL (bbls)	**1,417**	2,931	**(52)**	**1,732**	2,840	**(39)**
Canada - natural gas (mcf)	**17,880**	17,702	**1**	**16,196**	10,821	**50**
Total Canada (boe)	**4,397**	5,881	**(25)**	**4,431**	4,643	**(5)**
Colombia - oil (bbls)	**1,155**	1,374	**(16)**	**1,359**	1,068	**27**
Total Company (boe)	**5,552**	7,255	**(23)**	**5,790**	5,711	**1**

(1) Cash flow from operations before changes in other non-cash items.
(2) Calculated based on cash flow from operations before changes in other non-cash items less interest paid on subordinated notes.
(3) Includes working capital (deficiency) and subordinated notes reflected as equity on the balance sheet.
(4) 6 Mcf of natural gas is equivalent to 1 barrel of oil equivalent (boe).
(5) Canadian sales prices are shown after hedging costs.

OPERATIONAL UPDATE

Canadian Business Unit

Fourth quarter Canadian production averaged 4,397 boepd or 2,028 boepd excluding production from properties disposed during the fourth quarter. Current production is in excess of 2,200 boepd and is expected to double by year-end 2005 through the execution of our $40 million capital program for 2005. The bulk of the budget and resulting production additions are expected to occur between May and July at our Jumpbush property where we are planning a 50-well shallow gas drilling program and facility expansion to 25 mmcfpd (working interest - 17.8 mmcfpd).

At Princeton, our initial CBM evaluation test well has been completed and we are now in the final planning stages of a fracture stimulation and long term testing program, which we expect to commence in early April.

Latin American Business Unit

In Colombia, production averaged 1,155 barrels of oil per day from our Orito and Neiva blocks in the fourth quarter and is currently at approximately 1,200 barrels of oil per day. Drilling has now commenced on our Orito 116 location, which is targeting a large southwest extension to the main producing region of the Orito field. If successful, this well could lead to a number of additional offsetting locations, some of which have been assigned probable and possible reserves in the D&M evaluation.

Our base Colombian capital budget for 2005 is U.S.$13.5 million but with success could be expanded to over U.S.$30 million, which would see up to four more wells drilled at Orito and five at Neiva in 2005. An expanded Colombian capital budget would be financed with the proceeds from the planned second quarter initial public offering (IPO) of the Company's subsidiary, Petrominerales Colombia Ltd. (Petrominerales). The proposed IPO involves listing Petrominerales on the Toronto Stock Exchange (TSX) and the Alternative Investment Market (AIM) in London. Also in connection with the IPO, the Company expects to sell a minority portion of its shareholdings in Petrominerales, providing increased financial flexibility to Petrobank.

We are presently negotiating five new exploration blocks in Colombia, one is contiguous with our Orito block in the Putumayo Basin and the other four are in the Llanos Basin where we have identified a series of geological trends offering multi-pool prospects that can be delineated through the application of 3D seismic as an exploration and development tool.

Heavy Oil Business Unit

We recently announced a $23.8 million WHITESANDS financing which is expected to close in early April 2005. The investor will acquire a 16 percent interest in WHITESANDS for $14.0 million (40 percent of the estimated pilot project costs) and will also acquire 3 million common shares of Petrobank for $9.8 million. Collectively, the proceeds will fund approximately 68 percent of the estimated costs required to complete the WHITESANDS pilot.

Field activities at our WHITESANDS - THAI™ project have now commenced. We have drilled a total of 9 vertical stratigraphic wells both on and off the pilot site and civil work is essentially complete. The results from these 9 wells strongly reinforced the resource assessment completed earlier in 2004 by Fekete Associates, which estimated an in-place bitumen resource of 1.3 billion barrels. As a result of an early spring break up in Northern Alberta we plan to drill the pilot's 3 horizontal production wells, 3 vertical air injection wells and 3 observation wells, and commence full facility construction this summer. The targeted start-up date for the pilot is on schedule for the fourth quarter of 2005.

OUTLOOK

Our fourth quarter dispositions and reserve updates along with our recently announced WHITESANDS financing have highlighted some of the unrecognized value embedded in each of our business units and has culminated in a year-end net asset value of $5.21 per share. With a significant 2005 Canadian drilling program, the planned IPO of our Petrominerales subsidiary, and the kick off of our WHITESANDS pilot project, 2005 is positioned to be a very exciting year for Petrobank.

Natural gas volumes have been converted to barrels of oil equivalent ("boe") so that six thousand cubic feet ("mcf") of natural gas equals one barrel based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Boes may be misleading, particularly if used in isolation.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:

John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Director Corporate Finance and Investor Relations
Telephone: (403) 750-4400


PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A